SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number: 001-33195

TRINA SOLAR LIMITED

No. 2 Tian He Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-          N/A

TRINA SOLAR LIMITED

Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED

By:	/s/ Jifan Gao
Name:	Jifan Gao
Title:	Chairman and Chief Executive Officer

Date: April 15, 2008

Exhibit 99.1

Contact:
Trina Solar Limited	CCG Elite Investor Relations
Sean Shao, CFO	Crocker Coulson, President
Phone: + (86) 519-8548-2008 (Changzhou)	Phone: + (1) 646-213-1915
Thomas Young, Director of Investor Relations	Email: crocker.coulson@ccgir.com
Phone: + (86) 519-8548-2008 (Changzhou)	Ed Job, CFA
Email: ir@trinasolar.com	Phone: + (1) 646-213-1914
Email: ed.job@ccgir.com

Trina Solar Discontinues Development of Polysilicon

Production Facility

Changzhou, China – April 14, 2008 – Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, founded in 1997, today announced its decision to discontinue the development of its previously announced 10,000MT polysilicon production facility having a total estimated cost of $1 billion. The Company also announced that its related equipment supply contract with GT Solar Incorporated (“GT Solar”), which was subject to final approval by the Boards of both companies, will lapse as a result, with the concurrence of both parties.

“We have made this strategic decision after careful assessment of our raw material requirements, in conjunction with recent and favorable long term polysilicon market and supply condition developments.” said Jifan Gao, Trina Solar’s Chairman and CEO. “Furthermore, we wish to reaffirm our strong working relationship with our partner GT Solar, which continues to provide us with advanced multicrystalline technology platforms to support our target of 350MW of annualized module capacity by the end of 2008.”

Tom Zarrella, GT Solar’s CEO, stated, “Trina Solar is a long-term and valued customer, and we look forward to supplying them with our advanced DSS casting platforms and other products and services, as they continue to grow their business aggressively.”

As a result of recent favorable changes in the polysilicon supply environment, Trina Solar now believes it has greater access to polysilicon feedstock to support its growth objectives. To address its forward polysilicon requirements, the Company will continue to sign long term contracts as a means to meet its strategic supply needs. Additionally, Trina Solar will consider strategic investment options in future polysilicon projects which offer attractive economics and involve smaller investment requirements, although no projects are currently under consideration.

The Company will post Q&A relating to this announcement on the Investor Relations homepage of its website.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL), through its wholly-owned subsidiary Changzhou Trina Solar Energy Co. Ltd, is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is currently one of the few PV manufacturers that has developed a vertically integrated business model from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. This integrated value chain helps to ensure that high quality products can be delivered to its end customers around the globe, including a number of European countries, such as Germany, Spain and Italy. Trina Solar’s solar modules provide reliable and environmentally- friendly electric power for residential, commercial, industrial and other applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

About GT Solar

GT Solar Incorporated, a wholly-owned subsidiary of GT Solar International, is a key global provider of manufacturing equipment and turnkey manufacturing solutions across the photovoltaic supply chain. Based in Merrimack, NH (USA), the company’s products include equipment used to produce multi-crystalline solar wafers, cells and modules. GT Solar also manufactures polysilicon reactors, which allow its customers to produce polysilicon from which solar wafers are made. For more information, go to http://www.gtsolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, Trina Solar’s ability to raise additional capital to finance its activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Exhibit 99.2

Q&A on Discontinuance of Polysilicon Production Facility

(1) Is the decision due to significant change in market conditions, change in strategic direction, or both?

The Company’s decision to discontinue the development of a polysilicon production facility at Lianyungang, Jiangsu province was due primary to changes in market conditions. The Company’s strategy will continue to focus on three areas: lowering of module manufacturing costs, development and advancement of our core technologies, and further development of a strong brand in the marketplace.

Supply-demand conditions in the polysilicon market have changed considerably. The Company believes that it now has greater access to long-term contracts with improved delivery and payment terms for polysilicon to meet its planned capacity expansion requirements in the next several years.

The average price of polysilicon, though remaining high in the short term, is expected to decrease in the long term as a significant portion of polysilicon manufacturing capacity currently under construction becomes available. Long-term contracts now generally have prices that will decline over time. These contracts will allow the Company to reduce its per watt polysilicon costs over time and to expand its margins in the long term.

As a result, the Company does not see the need to commit capital to building its internal capacity for polysilicon production, but will still evaluate investing in other projects opportunistically where attractive economics are offered and that involve notably smaller investment scale.

(2) Is the Company currently evaluating any alternative strategic investments in polysilicon production?

There are no strategic investments currently under consideration.

(3) Under what future criteria may we consider an alternative strategic investment in polysilicon production?

A potential investment project that would serve the Company’s best interests in long-term supply visibility and quality by means of a minor shareholding.

(4) Were concerns of equipment supply delivery or recruitment and development of a project management team factors in the decision to discontinue investment?

These were not factors in the decision process.

(5) Does this decision affect the amount of polysilicon procurement required in 2008 or 2009, or your operating profitability in the upcoming years?

The decision does not change the amount of polysilicon to be purchased by the Company in 2008 or 2009.

(6) Is this decision subject to approval by the Company’s Board of Directors?

The decision was approved by the Company’s Board of Directors on April 11, 2008.